[HUMAN BIOSYSTEMS LETTERHEAD]

December 9, 2004

VIA ELECTRONIC MEDIA AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Washington, D.C.  20549-0304

Attn:	Mr. Jeffrey Riedler
	Assistant Director

Re:	Human BioSystems
        Form 10-QSB for the quarter ended September 30, 2004
	File No. 0-28413

Dear Mr. Rieder:

   Pursuant to the request in the Staff's letter of November 26, 2004, Human BioSystems, a California corporation (the "Company") acknowledges the following with respect to Amendment No. 1 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2004
("Amendment No. 1"):

   The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1. Staff comments or changes to the disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                       Very truly yours,

                                       HUMAN BIOSYSTEMS
..

                                       By:/s/Harry Masuda
                                       --------------------
                                       Harry Masuda
                                       Chief Executive Officer